Exhibit 12.1

Whitestone REIT
Calculation of Consolidated Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Six Months
	Ended June 30,	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings
Income (loss) from continuing operations	$6,597	$6,854	$5,349	$3,621	$(165)
Plus: Taxes	167	372	282	293	275
Plus: Fixed charges	9,817	15,122	10,672	10,089	9,084
Total earnings	$16,581	$22,348	$16,303	$14,003	$9,194

Fixed charges
Interest expense	$9,055	$13,804	$9,680	$8,929	$7,482
Plus: Capitalized Interest	132	106	93	114	176
Plus: Amortization of deferred financing costs	630	1,212	899	1,046	1,426
Total fixed charges	$9,817	$15,122	$10,672	$10,089	$9,084

Ratio of earnings to fixed charges	1.69	1.48	1.53	1.39	1.01